EXHIBIT 99.1

Burcon Announces Convertible Note Financing

VANCOUVER, British Columbia, April 07, 2016 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (NASDAQ:BUR) (“Burcon”) announced today that it has entered into a convertible note purchase agreement on April 7, 2016 pursuant to which it will issue a convertible note (the “Note”) to Large Scale Investments Limited (the “Lender”), a wholly-owned subsidiary of ITC Corporation Limited (“ITC”), for the principal amount of $2,000,000 (the “Principal Amount”).

Funding by the Lender and the issuance of the Note is expected to occur after May 4, 2016 but no later than May 13, 2016. The Note will bear interest at a rate of 8% per annum, calculated daily, compounded monthly.  Interest will accrue on the Principal Amount and will be payable on the earlier of three years from the issue of the Note, the occurrence of an event of default as set out in the Note, or voluntary prepayment by Burcon (the “Maturity Date”).

The Lender may convert the Principal Amount in whole or in part into common shares in the capital of Burcon (“Common Shares”) at any time commencing on or after July 1, 2016 and up to and including the Maturity Date.  The conversion price is $4.01 per Common Share, which represents a premium of approximately 24% over the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the 5 trading days immediately before April 7, 2016 (the “Conversion Price”).   Burcon also has the right, before the Maturity Date, upon written notice to the Lender of not less than thirty (30) days, to prepay in cash all or any portion of the Principal Amount by paying to the Lender an amount equal to the Principal Amount to be prepaid multiplied by 110%.  At any time on or after July 1, 2016 and up to the end of such 30-day notice period, the Lender will have the right to convert the Principal Amount in full or in part, into Common Shares at the Conversion Price.   The Note and any Common Shares issued upon the conversion of the Note will be subject to a four month hold period under applicable Canadian securities laws.

The payment of the Principal Amount and all accrued and unpaid interest thereon will be subordinated in right of payment to any amount owing in respect of secured indebtedness of Burcon.  Subject to prior TSX approval and the consent of the Lender, Burcon may pay any interest that is due and payable under the Note through the issuance of Common Shares at a conversion price equal to the volume weighted average trading price of the Common Shares on the TSX for the 5 trading days immediately prior to the date such interest is due and payable.

The net proceeds from the issue of the Note will be used for continued research and development of Burcon’s protein extraction and purification technologies, commercialization of Burcon’s pea protein technology, continued work on Burcon’s intellectual property portfolio and general corporate purposes.

ITC is an insider and related party of Burcon as it currently holds 7,477,821 Common Shares, representing approximately 20.87% of the outstanding Common Shares as of the date hereof. In addition, Mr. Alan Chan and Ms. Rosanna Chau, directors of Burcon, are also directors of ITC.  Accordingly, the Note is considered a “related party” transaction pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Burcon is relying on the exemptions available under sections 5.5(a) and 5.7(a) of MI 61-101 from the formal valuation and minority shareholder approval requirements, respectively. The Note was approved by the board of directors of Burcon with Mr. Alan Chan and Ms. Rosanna Chau abstaining from participating in the vote.  Burcon will file a material change report containing the prescribed disclosure under MI 61-101 on or before April 15, 2016.

"We are pleased to have arranged this financing with ITC Corporation Limited and appreciate their continued support," said Johann Tergesen, Burcon’s president and chief operating officer, adding, “Burcon has benefited from the support of ITC Corporation Limited right back to our founding in 1998.”

The issuance of the Note is subject to the approval of the TSX.

About Burcon NutraScience Corporation

Burcon NutraScience is a leader in developing functionally and nutritionally valuable plant- based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology.

Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein® and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward- looking statements or forward-looking information can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “project,” “estimate,” “expect,” “believe”, “future,” “likely,” “may,” “should,” “could”, “will” and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding the issuance of the Note, conversion of the Note into Common Shares, prepayment of the Note, use of proceeds, filing of the material change report and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon’s plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled “Risk Factors” in Burcon’s annual information form dated June 23, 2015 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon’s 40-F filed with the U.S. Securities and Exchange Commission on www.sec.gov. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:
Michael Kirwan
Director, Corporate Development Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
mkirwan@burcon.ca
www.burcon.ca